EXHIBIT 99.1

XP INC. RELEASES 2020 ESG REPORT

São Paulo, Brazil, April 29, 2021 – XP Inc. (Nasdaq: XP). XP Inc., or XP, a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, published today its 2020 ESG Report, reinforcing its commitment to lead ESG initiatives in the Brazilian financial markets, democratizing access to content and quality products to customers.

The full document can be accessed on the following links:

XP Inc. 2020 ESG Report - English

XP Inc. 2020 ESG Report - Portuguese

Letter from the Founder

Changing our attitude is the first step to changing Brazil

In 2021, XP turns 20, and it makes me very proud to see how far we have come in our journey of transformation within the Brazilian financial market. However, as I look ahead to the next decade, there is one thing I am sure of: We will need to reinvent ourselves completely. The same capabilities that brought us here will not take us to 2030.

The global scenario in the coming years will differ totally from anything humanity has ever experienced. Transformations will take place at a much faster pace and will require new knowledge and skills from us.

It is in this context that the significance of the ESG theme becomes explicit. Few understand this in depth, but I believe it will remake the entire business ecosystem.

E - Environmental: what once seemed distant and abstract is now a reality that impacts companies and investment decisions. If we are to achieve the targets set for reducing global warming by 2030, we will need a massive, urgent transition to a low-carbon economic model. If not, climate change will have irreversible effects on the way we live.

S - Social: We are in a reality of exponential technologies and we need to guarantee access and opportunities for millions of people. Without this, we run the risk of further increasing inequality and becoming isolated as a society. We need to make everyone comfortable to be who they really are, to enhance their capacity for transformation.

G - Governance: what kind of society do we want to live in? How do we ensure transparency and alignment of interests? Does the way companies make decisions and act in their day-to-day business demonstrate alignment and concern for the future? We will all be held accountable for being fair and ethical, and there will be no more tolerance for those who do not follow these principles.

I know it may sound crazy for an entrepreneur to talk about solving these challenges, but this is part of the resignification that the private sector will need to experience in order to thrive going forward.

In the past, companies were valued only for their ability to generate profit, but this is over. Only those that take responsibility for their surroundings and seek to deliver value to everyone in their ecosystem (clients, employees, suppliers, and communities) will be able to truly compete and deliver consistent, long-term results responsibly.

Those who do not perceive this new reality will have serious difficulties with the new generations of clients, who are increasingly demanding in relation to these issues.

It will not be enough just to deliver an amazing experience and competitive prices to consumers if there is not also a strong commitment to leave the world better than we found it.

In our case, this is even more relevant. The financial market plays a fundamental role in directing and allocating capital. For this reason, we, the largest company specialized in investment and financial services technology in the country, are committed to helping to promote this issue in Brazil.

ESG (Environmental, Social, and Governance) and impact-oriented investments are here to stay and are the investor's chance to align profitability with making a difference.

It is important to reflect that the leading role is not only down to the companies and the financial market. Each one of us, through our life, consumption, and investment choices, can signal what future we want to build.

By daily example, we all need to be responsible for and protagonists of Brazil and of the world we want to build. After all, it is long-term vision and consistency that turn impossible dreams into reality.

Your role in this journey is much bigger than you think! #invistanatransformação

Guilherme Benchimol, founder and Chairman of the Board of XP Inc.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 750 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP’s control.

XP’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins	Investor Contact: ir@xpi.com.br
Antonio Guimarães	IR Website: investors.xpinc.com